Report of Independent Accountants on Management's Assertion on
          Compliance with Minimum Servicing Standards Set Forth in the
             Uniform Single Attestation Program for Mortgage Bankers


To the Members
Companion Servicing Company, L.L.C.

We have examined management's assertion included in the accompanying report titled Report of Management that Companion Servicing Company, L.L.C. (CSC) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers
(USAP) during the year ended December 31, 1997. Management is responsible for CSC's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about CSC's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about CSC's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on CSC's compliance with specified requirements.

In our opinion, management's assertion that CSC complied with the aforementioned requirements during the year ended December 31, 1997, is fairly stated, in all material respects.


                                        /s/ Ernst & Young LLP
                                        ---------------------

February 13, 1998